                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                               PRIZE ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74267L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              RICHARD L. COVINGTON
                         125 E. JOHN CARPENTER FREEWAY
                                    SUITE 600
                               IRVING, TEXAS 75062
                                 (972) 432-1440
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 2


--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NATURAL GAS PARTNERS V, L.P. 75-2762871
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)                                   NA

--------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
         or 2(e)[ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                               DELAWARE

--------------------------------------------------------------------------------

     NUMBER OF          7     SOLE VOTING POWER                              -0-
      SHARES
   BENEFICIALLY         --------------------------------------------------------
  OWNED BY EACH         8     SHARED VOTING POWER                            -0-
     REPORTING
      PERSON            --------------------------------------------------------
       WITH             9     SOLE DISPOSITIVE POWER                         -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                       -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-
--------------------------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See
         Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       0(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                              PN
--------------------------------------------------------------------------------



----------

(1) Due to the Merger, as described herein, the Company no longer exists as a separate corporate entity and thus has no outstanding securities.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 3


--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     G.F.W. ENERGY V, L.P. 75-2762869
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                       NA

--------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
         or 2(e) [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                               DELAWARE

--------------------------------------------------------------------------------

     NUMBER OF          7     SOLE VOTING POWER                              -0-
       SHARES
    BENEFICIALLY        --------------------------------------------------------
    OWNED BY EACH       8     SHARED VOTING POWER                            -0-
      REPORTING
       PERSON           --------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER                         -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                       -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       0(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                              PN
--------------------------------------------------------------------------------


----------

(1) Due to the Merger, as described herein, the Company no longer exists as a separate corporate entity and thus has no outstanding securities.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 4


--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GFW V, L.L.C. 75-2762867
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                       NA

--------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
         or 2(e) [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                               DELAWARE

--------------------------------------------------------------------------------

     NUMBER OF          7     SOLE VOTING POWER                              -0-
       SHARES
    BENEFICIALLY        --------------------------------------------------------
   OWNED BY EACH        8     SHARED VOTING POWER                            -0-
     REPORTING
      PERSON            --------------------------------------------------------
       WITH             9     SOLE DISPOSITIVE POWER                         -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                       -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-
--------------------------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See
         Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       0(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                              OO
--------------------------------------------------------------------------------



----------

(1) Due to the Merger, as described herein, the Company no longer exists as a separate corporate entity and thus has no outstanding securities.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 5


--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         KENNETH A. HERSH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                       NA

--------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
         or 2(e) [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

     NUMBER OF          7     SOLE VOTING POWER                              -0-
      SHARES
    BENEFICIALLY        --------------------------------------------------------
   OWNED BY EACH        8     SHARED VOTING POWER                            -0-
     REPORTING
      PERSON            --------------------------------------------------------
       WITH             9     SOLE DISPOSITIVE POWER                         -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                       -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-
--------------------------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See
         Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       0(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                              IN
--------------------------------------------------------------------------------



----------

(1) Due to the Merger, as described herein, the Company no longer exists as a separate corporate entity and thus has no outstanding securities.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 6


--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DAVID R. ALBIN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See Instructions)                                       NA

--------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
         or 2(e) [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------

     NUMBER OF          7     SOLE VOTING POWER                              -0-
      SHARES
    BENEFICIALLY        --------------------------------------------------------
   OWNED BY EACH        8     SHARED VOTING POWER                            -0-
     REPORTING
      PERSON            --------------------------------------------------------
       WITH             9     SOLE DISPOSITIVE POWER                         -0-

                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                       -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-
--------------------------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See
         Instructions) [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       0(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)                              IN
--------------------------------------------------------------------------------



----------

(1) Due to the Merger, as described herein, the Company no longer exists as a separate corporate entity and thus has no outstanding securities.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 7


         This Amendment No. 3 amends the Schedule 13D originally filed on February 17, 2000, as amended by Amendment No. 1 filed on April 10, 2000 and Amendment No. 2 filed on December 27, 2001 (collectively, the "Prior Filing"), and relates to shares of common stock, par value $.01 per share ("Common Stock"), of Prize Energy Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Capitalized terms used without definition in this Amendment No. 3 shall have the respective meanings ascribed to them in the Prior Filing. Use of the words "herein" and "hereof" are references to the Prior Filing, as amended by this Amendment No. 3.

         This Amendment No. 3 amends Items 1, 4 and 5(a)-(c) contained in the Prior Filing. Items 2, 3, 5(d)-(e), 6 and 7 of the Prior Filing remain unchanged.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the former Common Stock of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION

Effective as of 12:00 noon EDT on March 15, 2002, the Company merged into a wholly-owned subsidiary of Magnum Hunter Resources, Inc., a Nevada corporation, pursuant to the terms of the Merger Agreement described in the Prior Filing. Before the closing of the Merger on March 15, 2002, Natural Gas Partners V, L.P. completed a distribution of 2,000,000 shares of the Company's Common Stock to its partners (the "Share Distribution"). As a result of the Share Distribution, Natural Gas Partners V, L.P. and its general partner G.F.W. Energy V, L.P, were direct beneficial owners of 5,326,821 and 40,000 shares, respectively, of Common Stock of the Company immediately before the closing of the Merger (collectively representing approximately 42% of the Company's outstanding shares). Upon the closing of the Merger, each outstanding share of common stock of the Company was converted into merger consideration consisting of $5.20 plus 2.5 shares of the common stock of Magnum Hunter Resources, Inc. Therefore, as a result of the Merger, none of the Reporting Persons currently has beneficial ownership of any shares of Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) None of the Reporting Persons currently has beneficial ownership of any shares of Common Stock of the Company.

         (c) Except as otherwise described herein, none of the Reporting Persons has effected any transactions in shares of the Common Stock of the Company during the past 60 days.

                                  SCHEDULE 13D

CUSIP NO. 74267L106                                                       PAGE 8


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 19, 2002             Natural Gas Partners V, L.P.
                                       By: GFW Energy V, L.P., General Partner
                                       By: GFW V, L.L.C., General Partner

                                       By: /s/ Kenneth A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh
                                          Authorized Member

Dated: March 19, 2002             G.F.W. Energy V, L.P.
                                       By: GFW V, L.L.C., General Partner

                                       By: /s/ Kenneth A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh
                                          Authorized Member

Dated: March 19, 2002             GFW V, L.L.C.

                                       By: /s/ Kenneth A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh
                                          Authorized Member

Dated: March 19, 2002                     /s/ Kenneth A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh

Dated: March 19, 2002                     /s/ David R. Albin
                                          --------------------------------------
                                          David R. Albin


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).